UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of March 20, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press release

Contact	Tor Steinum	Hege Marie Norheim	Norsk Hydro ASA
Telephone	(+47) 22 53 27 31	(+47) 22 53 81 25	Bygdøy allé 2
Cellular	(+47) 95 08 39 33	(+47) 95 70 64 27	N-0240 Oslo
E-mail	tor.steinum@ hydro.com	hege.marie.norheim@ hydro.com	Norway Phone: (+47) 22 53 81 00 Fax: (+47) 22 53 27 25 www.hydro.com

Oslo, 19 March 2002:
Norsk Hydro has strengthened its position in core operated areas through an agreement with the Norwegian State to acquire interests in eight licences in the North Sea. These licences cover the Oseberg, Oseberg Øst, Oseberg Sør, Tune and Grane fields, and were previously part of the State Direct Financial Interest (SDFI) on the Norwegian Continental Shelf. Hydro pays NOK 3.45 billion for the acquisition.

"We are very pleased to be able to significantly increase our ownership in Oseberg and Grane, two of Hydro's most important operator fields, at an acceptable price. The transaction will strengthen our role as operator and simplify the ownership structure, leading to increased value creation to the benefit of both direct stakeholders and the society as a whole. Hydro will be able to realize synergy effects, as the additional ownership interest can be handled within the present organizational structure. The aquisition of SDFI interest is an important step in Hydro's Oil and Energy growth strategy", says Eivind Reiten, Hydro's President and CEO.

In the Oseberg area Hydro acquires a 14,4 % interest in licence PL 053, a 7,5 % interest in PL 079 and divests a 6 % interest in PL 171B. Hydro also purchases a 10 % interest in each of PL 190 and PL 034 in the Tune area and a 17 % interest in PL 169B1 in addition to 5% in each of PL169, PL169B2 and PL028C in the Grane area. This increases Hydro's equity from 22,23 % to 34 % in Oseberg, from 32,02% to 34 % in Oseberg Sør, from 19,6 % to 34 % in Oseberg Øst, from 30 % to 40 % in Tune and from 24,4 % to 38 % in Grane.

The purchase of SDFI shares will boost Hydro's production by 35 000 boe per day for the remainder of 2002, with an estimated daily peak production increase of 60 000 boe in 2005. The additional production will be 80 % oil up to 2006, with the proportion of gas gradually increasing from then.

Hydro's SEC proven reserves will grow by approximately 190 million boe, 59 % of which will be oil.

The transaction will be presented in Hydro's consolidated accounts as an investment of NOK 5.8 billion. In addition to the purchase price of NOK 3.45 billion, this figure includes approximately NOK 200 million in investments in the purchased interests after January 1 this year, and approximately NOK 2.1 billion calculated as deferred tax (non-cash item). The transaction will come into effect on March 19.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2000 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

Dated: March 20, 2002

Idar Eikrem
Senior Vice President Corporate Accounting and Consolidation

WAS1 #920825 v2